Margaret Hill Noto
Direct (503) 294-9348
mhnoto@stoel.com

October 31, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Christina Chalk
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Schnitzer Steel Industries, Inc.
Schedule TO-I filed October 10, 2006
SEC File No. 5-42551

Dear Ms. Chalk:

  This letter is the response of Schnitzer Steel Industries, Inc. (the “Company”) to the Staff’s comments to the above-referenced Schedule TO-I. The Commission’s comments appear in italics and the Company’s responses appear in plain text beneath each comment. The Company has filed Amendment No. 1 to the Schedule TO-I via EDGAR and has sent by email a marked courtesy copy of the amendment to your office.

Schedule TO-I - Offer to Exchange

General

1.
We note that you will pay dividends on the restricted stock units accrued before those securities vest. Explain in your response letter why you believe this cash remuneration does not cause you to lose the exemption afforded by Section 3(a)(9) of the Securities Act of 1933 for the Offer to Exchange. We may have additional comments.

Section 3(a)(9) of the Securities Act of 1933 (the “Act”) exempts from the registration requirements of the Act the offering of “[a]ny security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or

Ms. Christina Chalk
October 31, 2006

indirectly for soliciting such exchange.” The dividends on the restricted stock units before the restricted stock units vest will not be paid as compensation or other remuneration for, and are in no way related to, the solicitation of the Offer to Exchange. The payment of those dividends is simply a feature of the restricted stock units that are being offered to eligible option holders in exchange for their eligible stock options.

The Offer to Exchange satisfies all of the requirements for a valid Section 3(a)(9) exemption: (1) the restricted stock units offered in the exchange are offered by the same entity that issued the outstanding stock options that are the subject of the Offer to Exchange; (2) the eligible option holders are not being asked to part with anything of value in the Offer to Exchange besides their eligible stock options; (3) the Offer to Exchange is offered exclusively to existing security holders of the Company; and (4) the Company is not paying any compensation for the solicitation of the exchange.

Procedures, page 3

2.
Refer to the disclosure in the first sentence under “Waiver of Defects” at the top of page 4. Revise the disclosure to clarify that you may not waive a condition of the Offer to Exchange as to a particular tendering option holder.

We have made the requested revision. Please see page 4.

Change in Election; Withdrawal, page 4

3.
Note that tendering option holders also have the right to withdraw tendered securities not yet accepted for payment after the fortieth business day from the date this Offer to Exchange commenced. See Rule 13e-4(f)(2)(ii).

We have made the requested revision. Please see page 4.

Conditions of the Offer to Exchange, page 4

4.
In the first paragraph of this section, you state that you may terminate the Offer to Exchange if one of the listed events occurs and you make the secondary determination that it is “inadvisable … to proceed with the Offer of Exchange.” If a listed offer condition is implicated by events that occur during the Offer to Exchange, such that the condition is deemed to be “triggered,” Schnitzer Steel

Ms. Christina Chalk
October 31, 2006

must promptly disclose how it will proceed. That is, it must waive the applicable condition or assert it to terminate the Offer to Exchange. Schnitzer may not tacitly waive the condition by relying on the language quoted above to fail to assert it. As you are aware, waiver of a material offer condition may require an extension of the Offer to Exchange and/or dissemination of additional offering material. Please confirm your understanding in your response letter.

The Company confirms that if a listed offer condition is implicated by events that occur during the Offer to Exchange, such that the condition is deemed to be “triggered,” the Company will promptly disclose how it will proceed. That is, it will disclose whether it will waive the applicable condition or assert it to terminate the Offer to Exchange. The Company is aware that waiver of a material offer condition may require an extension of the Offer to Exchange and/or dissemination of additional offering material.

5.
In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. Please expand or revise the following offer conditions accordingly:

•	In the first bullet point, describe the “adverse accounting treatment” that may cause you to abandon this offer;

We have made the requested revision. Please see page 5.

•	In the third bullet point on page 5, describe the benefits you expect to receive as a result of the Offer of Exchange; and

We have deleted this bullet. Please see page 5.

•
In the last bullet point on page 5, tailor the offer condition so that it describes in reasonable detail the types of changes to the company which will trigger this condition. For example, as currently drafted, the condition covers any change you deem material, even positive changes in your business, financial condition, etc.

We have deleted this bullet. Please see page 5.

Ms. Christina Chalk
October 31, 2006

6.
Refer to the last comment and comment 5 above. Since it may be difficult for an Eligible Option holder to determine whether one of the events listed in this section has occurred, thus allowing you to terminate the Offer to Exchange, please include an undertaking in your response letter that upon the occurrence of such an event, you will immediately inform shareholders how you intend to proceed. That is, you may not allow the offer to lapse and then terminate it, based on an event that occurred at the beginning of the offer period.

The Company confirms that if a listed offer condition is implicated by events that occur during the Offer to Exchange, such that the condition is deemed to be “triggered,” the Company will promptly disclose how it will proceed. That is, the Company will disclose whether it will waive the applicable condition or assert it to terminate the Offer to Exchange.

Information about Us, page 11

7.
Where you incorporate by reference the financial statements required by Item 1010(a) of Regulation M-A, you must provide the summary financial information specified in Item 1010(c) of Regulation M-A in the disclosure document disseminated to security holders. See Q&A No. 7 in Part I.H. of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise to provide that summary financial information, and indicate how you intend to distribute it to Eligible Option holders.

We have made the requested revision. Please see page 12. The Company distributed this summary financial information to all eligible option holders by letter dated October 31, 2006. This letter has been included with Amendment No. 1 to the Schedule TO-I as Exhibit (a)(1)(F).

Additional Information, page 13

8.
Refer to the last bullet point on page 13. The reference to “any amendment or report updating the description [of your common stock]” is vague. Specifically refer to any periodic reports or amendments which you seek to incorporate by reference into the Schedule TO-I and the Offer to Exchange. Otherwise, delete the language.

We have made the requested revision. Please see page 14.

Ms. Christina Chalk
October 31, 2006

Closing Comments

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand you may have additional comments based on our response. Please address any questions or comments you may have about this letter to me at (503) 294-9348.

Very truly yours,

Margaret Hill Noto

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